UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 _____ AND ENDING 03/31/2026

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Rockfleet Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8586 Potter Park Drive

(No. and Street)

Sarasota	FL	34238
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Catherine Corrigan	888-909-4489	compliance@rockfleetfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC

(Name – if individual, state last, first; and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)
12/17/2024		7259	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine M. Corrigan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rockfleet Financial Services, Inc., as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Catherine M. Corrigan

Title: President & CEO

SEEMAL R KELLY
Notary Public, State of Florida
Commission# HH 336910
My comm. expires Nov. 30, 2026

Seemal R Kelly 6/15/2026

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rockfleet Financial Services, Inc.
(SEC I.D. No. 8-68139)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended March 31, 2026

(Including Report of Independent Registered Public Accounting Firm)

Public

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Rockfleet Financial Services, Inc. as of March 31, 2026, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Rockfleet Financial Services, Inc. as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rockfleet Financial Services, Inc's. management. My responsibility is to express an opinion on Rockfleet Financial Services, Inc's. financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Rockfleet Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Rockfleet Financial Services, Inc's. auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
July 13, 2026

ROCKFLEET FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2026

ASSETS

Assets

Cash	$	1,723
Secured demand note		400,000
Accounts receivable		21,000
Fixed assets, net of accumulated depreciation		3,481
Total Assets	$	426,204

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Liabilities

Accounts payable and accrued expenses	$	67,922
Interest payable		122,277
Subordinated liabilities		455,000
Unsecured loans		65,000
Total Liabilities		710,199

Commitments and contingencies (Note 9)

Stockholders' (Deficit)

Common stock, $0 no Par Value, 10,000 shares authorized, 3,160 shares issued and outstanding		2,669,046
Accumulated (deficit)		(2,953,041)
Total Stockholders' (Deficit)		(283,995)
Total Liabilities and Stockholders' (Deficit)	$	426,204

See accompanying notes.

1   Organization and Nature of Business

Rockfleet Financial Services, Inc. (the "Company") is a Delaware corporation conducting business as a securities broker dealer, financial advisor, and is a New York State registered investment adviser. The Company holds no customer funds or securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2026.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at March 31, 2026 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Equipment

Equipment is stated at cost and is depreciated on a straight-line basis over its estimated useful life of 5 years. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

(f) Revenue Recognition

Revenues include fees for financial advisory services, underwriting activities, placement agency fees, commissions, and gains and losses on secondary market sales.

The Company engages in the underwriting of securities for issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's offering document. Pursuant to ASU 2014-19, revenues arising from the primary offering of securities for the portion of the securities the Company is contracted to purchase are recognized on the trade date.

The Company provides financial advisory services. Revenues are earned from fees arising from the rendering of financial advice. The Company recognizes financial advisory fees at a point in time when the related transaction is successfully completed, i.e., closing date, when related to an issuance. For non-transaction-related financial advisory services, the Company recognizes financial advisory fees when the client is invoiced and all performance obligations have been substantially completed.

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory clients and records expenses when the related revenue has been recognized. Expenses reimbursed by the Company's clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Fees for placement agent services are recorded when earned and are considered earned when the service has been delivered to the customer and all performance obligations have been satisfied.

(g) Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at March 31, 2026 and there are no open tax years prior to 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. In addition, no income tax related penalties or interest have been accrued for the year ended March 31, 2026.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

Management has evaluated subsequent events occurring after the statement of financial position date through the date of July 13, 2026 which is the date the financial statements were available to be issued. Based on this evaluation, Management has determined that there were no additional subsequent events to report which require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 -   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 -   Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 -   Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(k) Fair Value Hierarchy- continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. For further discussion of fair value, see "Note 8 Fair Value."

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2026, the Company's net capital and required net capital were $146,524 and $100,000, respectively, resulting in excess net capital of 46,524. The Company's net capital ratio was 1.298 to 1.

4   Clearing Agreement with Off Balance Sheet Risk

To facilitate securities transactions on behalf of its customers, the Company enters into agreements with other broker/dealers ("Clearing Broker/Dealers") whereby the Company forwards (introduces) securities transactions to the Clearing Broker/Dealers on a fully disclosed basis. The processing, and if applicable, any financing pertaining to any introduced transactions, are performed by the Clearing Broker/Dealers.

The Company may be held responsible for any losses arising when the customers introduced by the Company to a Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Company has not entered into any securities transactions with a Clearing Broker/Dealer during the year.

5   Credit Risk and Concentrations

The Company is engaged in various trading and brokerage activities in which the counter-parties primarily include broker/dealers, banks, municipalities, other financial institutions and the Company's own customers. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash balance at two financial institutions. The standard amount insured by one Federal Deposit Insurance Corporation (FDIC)-insured bank is typically $250,000. Both financial institutions utilized by the Company participate in an insured cash sweep program that increases FDIC insurance to cover up to $3,000,000 in deposits per business. The insured cash sweep program automatically moves deposits over $250,000 – the standard amount insured by one FDIC-insured bank – into one or more FDIC-insured banks, utilizing a network of FDIC-insured banks. The sweep program provides protection in two ways: maximizing FDIC insurance up to $3,000,000 per business by spreading funds across multiple FDIC-insured bank accounts and limiting deposit exposure across a single bank.

The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

6 Liabilities Subordinated to Claims of General Creditors

The Company has entered into several separate subordinated loan agreements and secured demand note agreements, as detailed below. The subordinated lenders are shareholders of the Company.

Subordinated Loans

Maturity Date	Principal Amount	Interest Rate
Due April 27, 2028	55,000	Prime plus 3%
Due January 20, 2028	400,000	8%
	$ 455,000	

Appendix D of SEC Rule 15c3-1 requires the prior written approval of FINRA before any repayment of a subordination agreement can be made.

The Company has made no principal payments in the year ended March 31, 2026. In addition, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7 Lease Commitments

As of March 31, 2026, the Company had no leases with terms longer than twelve months. The Company is not party to any noncancelable lease agreements.

8 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2026, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 7 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2026 or during the year then ended.

10   Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at March 31, 2026 total approximately $932,257 of which $605,699 were realized in 2017 and prior and will expire on March 31, 2037 and $326,558 which were realized in 2018 and after, and may be carried forward indefinitely.

11   Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2026 the Company was in compliance with this program.

12   Related Party Transactions

During the year ended March 31, 2026, the Company compensated two shareholders with an aggregate of 500 shares of restricted common stock in lieu of cash compensation.

The Company recognizes share based compensation expense for stock awards granted in accordance with ASC Topic 718, stock compensation. Fair value is determined at the date of grant and is not re-measured unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Management has determined, based on contemporaneous transactions at $1,000 per share, that the fair value of the shares granted was approximately $500,000 for the year ended March 31, 2026. No shares are expected to be repurchased in the following annual period in connection with this equity compensation. This share based compensation is not reflected in the accompanying financial statements in accordance with ASC Topic 718 and has no commercial value until the shares vest.

13   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing financial advisory services, underwriting activities, placement agency services, and security sales. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

13   Segment Reporting - continued

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.